Schedule I

Acquisition Lender	Acquisition Term Loan Commitment
Citibank, N.A.	$350,000,000
JPMorgan Chase Bank, N.A.	$70,000,000
Bank of America, N.A.	$70,000,000
Credit Suisse AG, Cayman Islands Branch	$70,000,000
Wells Fargo Bank, N.A.	$70,000,000
Deutsche Bank AG New York Branch	$70,000,000